

MRPR
CPAs & Advisors

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Sole Member
Eight Pines Securities, LLC
Houston, Texas

We have reviewed management's statements, included in the accompanying Eight Pines Securities, LLC Exemption Report, in which (1) Eight Pines Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Eight Pines Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemptive provisions") and (2) Eight Pines Securities, LLC stated that Eight Pines Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Eight Pines Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Eight Pines Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the express of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MRPR Group, P.C.

MRPR Group, P.C.

Southfield, Michigan
February 22, 2016

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One Northwestern Plaza • 28411 Northwestern Highway Suite 800 • Southfield Michigan 48034-5538 • www.mrpr.com

O 248.357.9000
F 248.357.9001